

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2022

Brian Recatto
Chief Executive Officer
Heritage-Crystal Clean, Inc.
2175 Point Boulevard
Suite 375
Elgin, IL 60123

      Re: Heritage-Crystal Clean, Inc.
          Amendment No. 1 to Registration Statement on Form S-3
          Filed February 11, 2022
          Registration Statement on Form S-3
          Filed February 9, 2022
          File No. 333-262605

Dear Mr. Recatto:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation

cc: Heidi Steele, Esq.